UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: July 2009
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ___

Attached hereto and incorporated by reference herein is the registrant's press release announcing the signing of a definitive agreement to acquire the assets of AST (marketed as The Contractor Office), issued on July 7, 2009.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-158839, filed with the Securities and Exchange Commission on April 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

	By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and Chief Financial Officer
Date: July 7, 2009

Contacts:
Shmuel Arvatz	Noa Schuman
Chief Financial Officer	Investor Relations
+972-3-765-9400	+972-3-7659-467
Shmuel.Arvatz@clicksoftware.com	Noa.Schuman@clicksoftware.com

ClickSoftware Acquires SaaS Capabilities for Field Service

Acquisition Extends ClickSoftware’s Leadership in Field Service Management and Optimization by Adding On-demand Options to its Suite of Service Optimization Solutions Targeting Small and Medium Sized Service Organizations

BURLINGTON, Mass., July 7, 2009 — ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced that it has entered into a definitive agreement to acquire the assets of AST (marketed as The Contractor Office).

ClickSoftware will acquire all the assets of AST including its technology, customers and employees. Under the terms of the definitive agreement, the consideration for the transaction is about USD 1.7 million in cash, most of which ClickSoftware will pay at the closing of the transaction, and a small amount of which will be paid contingent upon the achievement of certain targets.  The closing is subject to certain closing conditions, and is expected to occur during the month of July.

“Our vision is to provide field service management solutions for every size of service business from 5 employees to 50,000,” said Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware. “In order to meet the needs of small service businesses, we recognized that we needed to provide an affordable but powerful web-based field service management solution. Through this acquisition, we now have the platform, experience and capabilities to provide exactly that,” he added.

“I am very pleased to see AST and The Contractor Office brand become part of ClickSoftware. Our companies share a unified vision of leading service businesses to excellence and a shared focus on customer satisfaction, leading-edge technology and innovative deployment models,” said Tamir Oren, CEO of AST. “Our customers have made it very clear that reliability, trust and ease of use are key criteria for small businesses. Becoming part of the ClickSoftware team serves to address these criteria as well as greatly extending AST’s reach and visibility in the market,” he added.

"We are confident that the acquired technology in conjunction with the ClickSoftware brand and organization will provide a clear differentiator in the market," said BenBassat. “We were looking for a “Software as a Service” (SaaS) company to complement ClickSoftware’s portfolio of solutions. AST emerged as a leading player among On Demand Field Service Management vendors who offer a SaaS solution. This acquisition will join a broader SaaS initiative that will offer on-demand solutions to medium and enterprise sized service organizations.”

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 130 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners – ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

# # #